FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of June, 2005


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)









COLT appoints Richard D. Walsh as non-executive director


1 June 2005 - COLT Telecom Group plc, a leading European provider of business communications, today announced the appointment of Richard (Dick) D. Walsh as a non-executive director.


Mr Walsh is a managing director of the Fidelity Broadband Group, a unit of Fidelity Investments which manages the company's capital investments in various telecommunications companies. He is also a director of Fidelity International Limited (FIL).

Since 1991, Mr Walsh has held a number of senior positions in the Fidelity organisation including vice president of human resources, managing director of human resources for FIL and managing director of Crosby Advisors. Mr Walsh was previously with Digital Equipment Corporation for 17 years.


Mr Walsh gained a bachelor of arts and a master of arts from Boston College.


Commenting on the appointment, COLT Chairman, Barry Bateman, said: "Dick's sector knowledge and specialist human resources experience will be invaluable as we continue to progress COLT's Future in Focus strategy. I look forward to working with him" .

There are no matters in connection with this appointment to be disclosed under paragraph 6.F.2 (b) to (g) of the Listing Rules of the UK Listing Authority.


Enquiries:

Luke Glass
Director Investor Relations
Email: luke.glass@colt.net
Tel: +44 (0) 20 7390 3681


Gill Maclean
Head of Corporate Communications
Email: gill.maclean@colt.net
Tel: +44 (0) 20 7863 5314



                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 01 June 2005                                   COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary